November 1, 2018

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On August 31, 2018, the Registrant, on behalf of its series, the Swan Defined Risk Fund, the Swan Defined Risk Emerging Markets Fund, the Swan Defined Risk Foreign Developed Fund and the Swan Defined Risk US Small Cap Fund (each a “Fund” and collectively, the “Funds”), filed a registration statement (the “Registration Statement”) under the Securities Act of 1933 (the “Securities Act”). In a telephone conversation on October 15, 2018, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Prospectus

All Funds

Comment 1: Please provide each Fund’s completed fee table and expense example prior to submitting the Rule 485(b) filing.

Response: The Registrant notes that the completed Fee Tables and Expense Examples are attached hereto in Appendix A.

Comment 2: Please confirm that the fee waiver will be in effect for at least one year from each Fund’s effective date.

Response: The Registrant so confirms.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4829-2619-4296.2

Mr. Alberto Zapata

November 1, 2018

Comment 3: In the preamble to each Expense Example, please clarify that the waived expenses are reflected only for the term of the waiver, i.e., for the first year, and not thereafter.

Response: The Registrant has amended the disclosures to state the following:

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, November 1, 2019, and not thereafter.

Comment 4: The Registrant states under the heading “Principal Investment Strategies” that “The DRS seeks to . . . [avoid] the traditional losses incurred during bear markets.” Does the Fund truly intend to avoid losses during a bear market? Please consider whether this is too strong an assertion.

Response: The Registrant has amended the disclosures to state the following:

The DRS seeks to provide risk-managed growth of capital by matching or exceeding the long-term performance of the stock market ~~while avoiding~~ while seeking to minimize the traditional losses incurred during bear markets.

Comment 5: The Registrant states under the heading “Principal Investment Strategies” that “The sub-adviser anticipates executing ETF trades through an exchange rather than trading directly with a fund.” The verb “anticipates” is too speculative. Please re-phrase so that the disclosure is more definitive.

Response: The Registrant has amended the last sentence of the first paragraph to state as follows:

The sub-adviser ~~anticipates executing~~ executes ETF trades through an exchange rather than trading directly with a fund.

Comment 6: In the paragraph under the heading “Hedging Process,” please delete the modifier “protective” before “put” in the three instances where it appears.

Response: The Registrant has deleted all instances of the word “protective” from the “Hedging Process” paragraph.

Comment 7: In the paragraph under the heading “Rebalancing,” please add disclosure regarding the frequency of the Fund’s rebalancing.

Mr. Alberto Zapata

November 1, 2018

Response: The Registrant has amended the first sentence under the heading “Rebalancing” to state as follows:

The sub-adviser may rebalance the ETF portfolio monthly to maintain approximately equal weight across the sectors of the S&P 500 to avoid excessive exposure to one economic sector.

Comment 8: Please update each Fund’s Performance Bar Chart and Performance Table with current data.

Response: The Registrant notes that the updated Performance Bar Charts and Performance Tables for the Funds were included in the Rule 485(b) filing for its other share classes filed on October 26, 2018. The Performance Tables were updated to include information explaining the secondary index referenced in each table. The Performance Bar Charts and Performance Tables are attached hereto as Appendix B.

Comment 9: Please provide additional information explaining the secondary index referenced in the Performance Tables.

Response: The Registrant refers to its response to Comment 8.

Comment 10 (Swan Defined Risk Emerging Markets Fund, Swan Defined Risk Foreign Developed Fund, and Swan Defined Risk US Small Cap Fund only): In the first sentence under the heading “Principal Investment Strategies” on page 5 of the Prospectus, please explain why “ETFs” appears in quotation markets.

Response: The Registrant has deleted the errant quotation marks.

Swan Defined Risk Fund

Comment 11: The Registrant continues to state on page 2 of the Prospectus that “The Fund may also have small investments in equity securities of smaller and foreign companies . . .” Please quantify what is meant by “small investments” and consider whether small capitalization risk disclosure is warranted.

Response: The Registrant has deleted the following sentence from its principal investment strategies:

~~The Fund may also have small investments in equity securities of smaller and foreign companies through sector-based or S&P 500 Index ETFs.~~

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk Emerging Markets Fund

Comment 12: In the penultimate sentence of the first paragraph on page 6 of the Prospectus, the Registrant states that “[e]merging markets are generally those with a less-developed economy and per-capital income significantly lower than the U.S.” Please disclose the basis for the Fund’s definition of “emerging markets.”

Response: The Registrant has added the following sentence to referenced paragraph:

Emerging market countries are those represented in the MSCI Emerging Markets Index.

Comment 13: The Registrant identifies “Small and Medium Capitalization Stock Risk” as a principal investment risk. Please include corresponding disclosures in the Fund’s principal investment strategies.

Response: The Registrant has added the following to its principal investment strategies:

The ETFs in which the Fund will invest may also invest in small and medium capitalization companies.

Comment 14: Please note that an asterisk next to “MSCI Emerging Markets Index” in the performance table appears without any footnoted reference.

Response: The Registrant has deleted the errant asterisk.

Swan Defined Risk Foreign Developed Fund

Comment 15: In the first bullet point under “Principal Investment Strategies” on page 10 of the Prospectus, please define the term “foreign developed markets.” Please explain the basis for the Registrant’s definition and the countries that the definition includes.

Response: The Registrant defines “foreign developed markets” to be those markets represented in the MSCI EAFE Index. The Registrant has amended the first bullet point under “Principal Investment Strategies to state as follows:

•	equity securities of large capitalization (over $10 billion) companies in countries represented in the MSCI EAFE Index. (i.e., foreign developed markets), including American depositary receipts;

Mr. Alberto Zapata

November 1, 2018

Comment 16: In the paragraph under the heading “Defined Risk Strategy” on page 11 of the Prospectus, the Registrant states that the DRS seeks to avoid the “traditional losses incurred during bear markets.” Please clarify whether the Registrant is referring to domestic bear markets or foreign bear markets, or both.

Response: The Registrant has amended the second sentence of the paragraph under “Defined Risk Strategy” to state as follows:

The objective of the DRS is to provide risk managed growth of capital by offering a strategy that seeks to match or exceed the long-term performance of the stock market ~~without~~ while seeking to minimize the traditional losses incurred during foreign bear markets.

Comment 17: Please confirm whether the reference to “MSCI EAFE Gross” in the Performance Table on page 13 of the Prospectus is accurate.

Response: The Registrant has changed the reference to “MSCI EAFE Index.”

Additional Information About Principal Investment Strategies and Related Risks

Comment 18: Please be sure to carry through any of the foregoing comments through to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus, as necessary.

Response: The Registrant has amended its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as noted in the responses to Comments 4-17 above.

Statement of Additional Information

Comment 19: On page 27, under the heading “Investment Adviser and Sub-Adviser,” please state whether the Funds operate under a manager of managers order. If so, please disclose and provide a citation. Please further confirm all required disclosures surrounding a manager of managers order are provided.

Response: The Funds do not operate under a manager of managers order.

Mr. Alberto Zapata

November 1, 2018

Comment 20: On page 28, please breakout the sub-adviser’s compensation pursuant to Item 19(a)(3) of Form N-1A.

Response: The Registrant has reviewed Item 19(a)(3) and believes it has complied with its requirements since the sub-adviser is an affiliate of the adviser.

Comment 21: Given that a representative of the sub-adviser serves as the portfolio manager of the Funds as described on page 30 under the heading “Portfolio Manager,” please explain the role of the adviser in managing the Funds.

Response: Randy Swan, the lead portfolio manager, is president of the adviser. Robert Swan, portfolio manager, is chief operations officer of the adviser. The Registrant has amended its disclosure on page 30 to state as follows:

Representatives of the Adviser and Sub-Adviser serve as the portfolio managers (“Portfolio Managers”) of the Fund.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Mr. Alberto Zapata

November 1, 2018

Appendix A: Fee Tables Expense Examples

Swan Defined Risk Fund

Shareholder Fees (fees paid directly from your investment)	Class Y
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed, if sold within 30 days)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.14%
Acquired Fund Fees and Expenses (1)	0.13%
Total Annual Fund Operating Expenses	1.27%
Fee Waiver and Expense Reimbursement (2)	(0.13)%
Total Annual Fund Operating Expenses After Fee Waiver	1.14%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.
(2)	The Fund’s adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until November 1, 2019 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (but does not include any front end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.01% of average daily net assets attributable to Class Y shares. This fee waiver and expense reimbursement are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the caps through the expiration date of the current expense limitation agreement, November 1, 2019, and not thereafter.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Y	$116	$390	$684	$1,522

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk Emerging Markets Fund

Shareholder Fees (fees paid directly from your investment)	Class Y
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.42%
Acquired Fund Fees and Expenses (1)	0.63%
Total Annual Fund Operating Expenses	2.05%
Fee Waiver and Expense Reimbursement (2)	(0.41)%
Total Annual Fund Operating Expenses After Fee Waiver	1.64%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds (“ETFs”).
(2)	Swan Capital Management, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until November 1, 2019 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (but does not include any front end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the adviser)) will not exceed 1.01% of average daily net assets attributable to Class Y shares. This fee waiver and expense reimbursement are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, November 1, 2019, and not thereafter.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Y	$167	$603	$1,066	$2,347

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk Foreign Developed Fund

Shareholder Fees (fees paid directly from your investment)	Class Y
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Total Other Expenses	0.71%
Interest Expense	0.21%
Remaining Other Expenses	0.50%
Acquired Fund Fees and Expenses (1)	0.30%
Total Annual Fund Operating Expenses	2.01%
Fee Waiver and Expense Reimbursement (2)	(0.48)%
Total Annual Fund Operating Expenses After Fee Waiver	1.53%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange traded funds (“ETFs”).

(2)    Swan Capital Management, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until November 1, 2019 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (but does not include any front end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; borrowing costs (such as interest and dividend expense on securities sold short); taxes; and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.02% of average daily net assets attributable to Class Y shares. This fee waiver and expense reimbursement are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, November 1, 2019, and not thereafter.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Y	$156	$584	$1,039	2,299

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk US Small Cap Fund

Shareholder Fees (fees paid directly from your investment)	Class Y
Maximum Sales Charge (Load) Imposed on purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load)	None
Redemption Fee	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.00%
Total Other Expenses	0.68%
Interest Expense	0.15%
Remaining Other Expenses	0.53%
Acquired Fund Fees and Expenses (1)	0.19%
Total Annual Fund Operating Expenses	1.87%
Fee Waiver and Expense Reimbursement (2)	(0.51)%
Total Annual Fund Operating Expenses After Fee Waiver	1.36%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, including exchange-traded funds (“ETFs”).
(2)	Swan Capital Management, LLC (the “Adviser”) has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until November 1, 2019 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (excluding (i) any front end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vi) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.02% of average daily net assets attributable to Class Y shares. This fee waiver and expense reimbursement are subject to possible recoupment from the Fund within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of the foregoing expense limits and the expense limits in place at the time of recoupment. This agreement may be terminated only by the Trust’s Board of Trustees on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The numbers reflected herein include the expense caps through the expiration date of the current expense limitation agreement, November 1, 2019, and not thereafter.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Class	1 Year	3 Years	5 Years	10 Years
Y	$138	$538	$964	$2,149

Mr. Alberto Zapata

November 1, 2018

Appendix B: Performance Chart and Tables

Swan Defined Risk Fund

Class I Performance Bar Chart For Calendar Year Ended December 31, 2017

Best Quarter:	12/31/13	5.28%
Worst Quarter:	9/30/15	(5.72)%

The year-to-date return as of the most recent calendar quarter, which ended September 30, 2018, was 1.61%.

Mr. Alberto Zapata

November 1, 2018

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2017)

	One Year	Five Year	Since Inception(1)	Since Inception(2)
Class I shares
Return before taxes	10.25%	6.52%	5.99%	N/A
Return after taxes on distributions	10.05%	6.30%	5.75%	N/A
Return after taxes on distributions and sale of Fund shares	5.96%	5.07%	4.67%	N/A
Class A shares
Return before taxes	3.90%	5.05%	4.64%	N/A
Class C shares
Return before taxes	9.12%	5.48%	N/A	4.88%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)(3)	21.83%	15.79%	15.32%	14.77%
Bloomberg Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(4)	3.54%	2.10%	2.03%	2.11%
60% S&P 500 Index/40% Barclays Aggregate US Bond Index (reflects no deduction for fees, expenses or taxes)(5)	14.21%	10.25%	9.94%	9.67%

(1)	The Fund’s Class I shares and Class A shares commenced operations on July 30, 2012.
(2)	The Fund’s Class C shares commenced operations on October 18, 2012.
(3)	The S&P 500 Total Return Index is an unmanaged free-float capitalization-weighted index which measures the performance of 500 large-cap common stocks actively traded in the United States. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(4)	The Bloomberg Barclays Capital U.S. Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities between one and ten years. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(5)	The 60% S&P 500 Index/40% Barclays Aggregate US Bond Index is a blend of the two above indices.

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk Emerging Markets Fund

Class I Performance Bar Chart For Calendar Year Ended December 31, 2017

Best Quarter:	3/31/17	6.84%
Worst Quarter:	9/30/15	(10.89)%

The year-to-date return as of the most recent calendar quarter, which ended September 30, 2018, was (7.56)%.

Mr. Alberto Zapata

November 1, 2018

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2017)

	One Year	Since Inception (12-30-14)
Class I shares
Return before taxes	22.04%	4.55%
Return after taxes on distributions	21.35%	3.99%
Return after taxes on distributions and sale of Fund shares	12.77%	3.33%
Class A shares
Return before taxes	14.91%	2.36%
Class C shares
Return before taxes	20.77%	3.54%
MSCI Emerging Markets Index (reflects no deduction for fees, expenses or taxes)(1)	37.75%	9.56%
Bloomberg Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(2)	3.54%	2.26%
60% MSCI Emerging Markets Index/40% Barclays Aggregate US Bond Index (reflects no deduction for fees, expenses or taxes)(3)	21.18%	5.16%

(1)	The MSCI Emerging Markets Index captures large and mid cap representation across 23 Emerging Markets countries. With 822 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(2)	The Bloomberg Barclays Capital U.S. Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities between one and ten years. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(3)	The 60% MSCI Emerging Markets Index/40% Barclays Aggregate US Bond is a blend of the two above indices.

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk Foreign Developed Fund

Class I Performance Bar Chart For Calendar Year Ended December 31, 2017

Best Quarter:	9/30/17	4.43%
Worst Quarter:	6/30/16	(1.10)%

The year-to-date return as of the most recent calendar quarter, which ended September 30, 2018, was (4.28)%.

Mr. Alberto Zapata

November 1, 2018

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2017)

	One Year	Since Inception (12-29-15)
Class I shares
Return before taxes	14.82%	7.22%
Return after taxes on distributions	13.79%	6.49%
Return after taxes on distributions and sale of Fund shares	8.86%	5.39%
Class A shares
Return before taxes	8.32%	4.01%
Class C shares
Return before taxes	13.70%	6.20%
MSCI EAFE Index (reflects no deduction for fees, expenses or taxes)(1)	25.62%	12.39%
Bloomberg Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(2)	3.54%	3.21%
60% MSCI EAFE/40% Barclays Aggregate US Bond Index (reflects no deduction for fees, expenses or taxes)(3)	16.34%	8.77%

(1)	The MSCI EAFE Index is a stock market index that is designed to measure the equity market performance of developed markets outside of the U.S. & Canada. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(2)	The Bloomberg Barclays Capital U.S. Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities between one and ten years. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(3)	The 60% MSCI EAFE /40% Barclays Aggregate US Bond Index is a blend of the two above indices

Mr. Alberto Zapata

November 1, 2018

Swan Defined Risk US Small Cap Fund

Class I Performance Bar Chart For Calendar Year Ended December 31, 2017

Best Quarter:	9/30/16	5.45%
Worst Quarter:	3/31/16	0.10%

The year-to-date return as of the most recent calendar quarter, which ended September 30, 2018, was 5.18%.

Mr. Alberto Zapata

November 1, 2018

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2017)

	One Year	Since Inception (12-29-15)
Class I shares
Return before taxes	8.18%	10.50%
Return after taxes on distributions	8.18%	10.45%
Return after taxes on distributions and sale of Fund shares	4.63%	8.09%
Class A shares
Return before taxes	2.02%	7.22%
Class C shares
Return before taxes	7.07%	9.50%
Russell 2000 Total Return Index (reflects no deduction for fees, expenses or taxes)(1)	14.65%	16.63%
Bloomberg Barclays Capital U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(2)	3.54%	3.21%
60% Russell 2000 Total Return/40% Barclays Aggregate US Bond Index (reflects no deduction for fees, expenses or taxes)(3)	10.17%	11.39%

(1)	The Russell 2000 Total Return Index is an unmanaged market capitalization-weighted index which measures the performance of the small-cap sector of the U.S. stock market. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(2)	The Bloomberg Barclays Capital U.S. Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities between one and ten years. Index returns assume reinvestment of dividends. Investors may not invest in the Index directly. Unlike the Fund’s returns, the Index does not reflect any fees or expenses.
(3)	The 60% Russell 2000 Total Return/40% Barclays Aggregate US Bond Index is a blend of the two above indices.